                                                           EX-99.B(h)h2ssacomp

              WADDELL & REED ADVISORS HIGH INCOME FUND II, INC.

                                  EXHIBIT B
                                COMPENSATION
Class A Shares

An amount payable on the first day of each month of $1.6125 for each account of the Company which was in existence during any portion of the immediately preceding month.

Class B Shares

An amount payable on the first day of each month of $1.6125 for each account of the Company which was in existence during any portion of the immediately preceding month.

Class C Shares

An amount payable on the first day of each month of $1.6125 for each account of the Company which was in existence during any portion of the immediately preceding month.

Class Y Shares

An amount payable on the first day of each month equal to 1/12 of .15 of 1% of the average daily net assets of the Class for the preceding month.

Effective September 1, 2000